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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12 (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          INTERNET PICTURES CORPORATION
             (Exact name of registrant as specified in its charter)

            TENNESSEE                                           52-2213841
(State of Incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

  1009 COMMERCE PARK DRIVE, OAK RIDGE, TENNESSEE                     37830
     (Address of principal executive offices)                      (zip code)

If this form relates to the                     If this form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section                  securities pursuant to Section
12(b) of the Exchange Act and                   12(g) of the Exchange Act and
is effective pursuant to                        is effective pursuant to
General Instruction A.(c),                      General Instruction A.(d),
check the following box,                        check the following box.
(     )                                         (  X  )
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Securities Act registration statement file number to which this form relates:         N/A
                                                                                ---------------
                                                                                (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:
                         NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                  PREFERRED STOCK PURCHASE RIGHTS
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                        (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered

        On October 26, 2000, the Board of Directors of Internet Pictures Corporation (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (the "Right") for each outstanding share of Company Common Stock to shareholders of record at the close of business on November 9, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.001 par value (the "Preferred Share"), at a Purchase Price of $15 per Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of October 31, 2000, between the Company and EquiServe, as Rights Agent.

The Rights. The Company's Board authorized the issuance of a Right with respect to each outstanding share of common stock on November 9, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issues after November 9, 2000 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $15, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

- 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or, if earlier,

- 10 business days (or a later date determined by the Company's Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

        The "Distribution Date" refers to the date when the Rights become exercisable. Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.


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        The Board may reduce the threshold at which a person or group becomes an
Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

- Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $15, purchase shares of common stock with a market value of $30, based on the market price of the common stock prior to such acquisition.

- Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $15, purchase shares of the acquiring corporation with a market value of $30 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

-       will not be redeemable.

- will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

- will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

-       will have the same voting power as one share of common stock.

- if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on November 9, 2010.

Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company announces a stock split or stock dividends of common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock, the Board may


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extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.


Item 2.

Exhibits

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1                   Rights Agreement, dated as of October 31, 2000, between
                    Internet Pictures Corporation and EquiServe, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the under signed, thereto duly authorized.

Date:  November 1, 2000

                           /s/ John J. Kalec
                           ----------------------------------------------------
                           John J. Kalec
                           Executive Vice President and
                           Chief Financial Officer


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                                  EXHIBIT INDEX
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
Exhibit No.                          Exhibit
1 Rights Agreement, dated as of October 31, 2000, between Internet Pictures Corporation and EquiServe, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement.
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